Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

January 6, 2020

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC on behalf of the Fiera Capital Diversified Alternatives Fund (the “Fund”), a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, on December 18, 2019. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. In the Notice of Special Meeting of Shareholders and the Proxy Statement, please specify the time by which a proxy must be received by the Fund in order for the Shares represented by the proxy to be voted at the Meeting.

Response. The requested change has been made.

2.	Comment. In the second paragraph of the Proxy Statement, please clarify that the Shares will vote together as a single class at the Meeting.

Response. The requested change has been made.

3.	Comment. Please disclose the further actions, other than resubmitting the New Sub-Advisory Agreement to shareholders for approval, that the Board will consider if the New Sub-Advisory Agreement is not approved by the Fund’s shareholders at the Meeting.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Rebecca Marquigny, Esq.

January 6, 2020

Response. The Trust respectfully declines to make the requested change because Fiera expects to recommend that the Board consider any such further actions, other than resubmitting the New Sub-Advisory Agreement to shareholders for approval, only if the New Sub-Advisory Agreement is not approved by the Fund’s shareholders at the Meeting or upon such resubmission.

4.	Comment. In the “Description of the Material Terms of the Prior Sub-Advisory Agreement, the New Sub-Advisory Agreement, and the Interim Sub-Advisory Agreement” section, please clarify that the capital allocation program in which AMO USA would be permitted to participate pursuant to the New Sub-Advisory Agreement is the same as the capital allocation program in which MAI was permitted to participate pursuant to the Prior Sub-Advisory Agreement.

Response. The requested change has been made.

5.	Comment. In the “Board Considerations in Approving the New Sub-Advisory Agreement – Costs of Advisory Services” section, please clarify if the terms of the New Sub-Advisory Agreement discussed in the section differ from the corresponding terms of the Prior Sub-Advisory Agreement.

Response. The requested change has been made.

6.	Comment. In the “Payment of Expenses” section, please clarify that AMO USA or its affiliates will pay all expenses associated with the solicitation of proxies for the Meeting or any adjournment thereof.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer